Exhibit (A)(5)(B)
FORM OF NOTICE OF
AMENDMENT OF ELIGIBLE OPTIONS
AND CONTRACTUAL COMMITMENT TO PAY CASH BONUS
To [name]:
     As we previously announced, we have completed our offer to amend certain outstanding options (the “Offer”). As a result of the Offer, the per share exercise price of each of your eligible options has been amended as set forth on Exhibit A attached hereto. Accordingly, the exercise price per share for each of your amended options is as listed under the heading “Amended Exercise Price” on Exhibit A.
     The option amendments have been processed with E*Trade, and you may once again use E*Trade to exercise your options in accordance with their terms. Each amended option will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date currently in effect for such option. The amendment of the per share exercise price of any option has had no effect on the option’s vesting schedule, exercise period, option term or any other term of the option.
     In addition, we hereby make a contractual commitment to pay you a special cash bonus (the “Cash Bonus”) in accordance with the terms and conditions of the Offer as set forth in the Offer to Amend dated December 22, 2006, the related Letter of Transmittal and the other tender offer documents that we have filed with the SEC, each as amended or supplemented (collectively, the “Offer Documents”). We have calculated your Cash Bonus as the amount set forth under the heading “Aggregate Cash Bonus” on Exhibit A. The Offer Documents, all of which are incorporated herein by reference, reflect the entire contractual agreement between you and Progress with respect to this transaction. This contractual agreement may be amended only by means of a written agreement signed by you and an authorized officer of Progress.
     The entire amount of the Cash Bonus will be paid to you on or about January 2, 2008, regardless of whether you are employed by us on the date of payment. There are no vesting conditions on any portion of the Cash Bonus. You do not need to remain employed by us for any period of time to receive your entire Cash Bonus.
     We must withhold all applicable U.S. federal, state and local income and employment withholding taxes as well as all applicable foreign taxes and other payments from the Cash Bonus payment, and you will receive only the portion of the payment remaining after those taxes and payments have been withheld.
Sincerely,
Progress Software Corporation

Exhibit (A)(5)(O)

Exhibit A

Number of
		Number	Original	Amended	Shares
		of Shares	Exercise	Exercise	Constituting an	Aggregate
Option Number	Grant Date	Granted	Price	Price	Eligible Option	Cash Bonus